SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                          UNITED INDUSTRIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910671106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 2 of 15 Pages
---------------------------------              ---------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,298,950
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,298,950
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,298,950
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 3 of 15 Pages
---------------------------------              ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,298,950
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,298,950
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,298,950
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 4 of 15 Pages
---------------------------------              ---------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     JAMES HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 5 of 15 Pages
---------------------------------              ---------------------------------


         The following  constitutes  Amendment No. 5 ("Amendment  No. 5") to the
Schedule 13D filed by the undersigned. This Amendment No. 5 amends the Schedule 13D as specifically set forth.

   Item 2 is hereby amended and restated to read as follows:

Item 2.           Identity and Background.
                  -----------------------

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein and James R. Henderson.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  James R. Henderson is an employee of Steel Partners Services, Ltd., an affiliate of Steel Partners II.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Each of the Reporting Persons is party to a Joint Filing Agreement and are hereby filing a joint Schedule 13D.

                  (b) The principal business address of Steel Partners II, Warren G. Lichtenstein and James R. Henderson is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of small cap companies. The principal occupation of Messrs. Lichtenstein and Henderson is investing in the securities of small cap companies.

                  The principal business of Mr. Henderson is investing in the securities of small cap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 6 of 15 Pages
---------------------------------              ---------------------------------



subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Lichtenstein and Mr. Henderson are citizens of the United States of America.

  Item 3 is hereby amended and restated to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate purchase price of the 1,298,950 Shares of Common Stock owned by Steel Partners II is $13,089,081. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 4 is amended to add the following:

                  On March 7, 2001, Steel Partners II, Warren G. Lichtenstein and James R. Henderson (together, the "Steel Parties") entered into an agreement with the Issuer, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference (the "Agreement"). The Agreement provides, among other things, that the Issuer will nominate Mr. Lichtenstein for election as a director of the Issuer for a term of three years at the annual meeting of shareholders scheduled to be held on May 8, 2001 (the "Annual Meeting"). Mr. Lichtenstein will be permitted to attend in a non-voting observer capacity any meetings of the Board that may be held prior to the Annual Meeting. If elected to the Board at the Annual Meeting, for a period not to exceed three years thereafter, Mr. Henderson, an employee of Steel Partners Services, Ltd., an affiliate of Steel Partners II, will be permitted to attend all meetings of the Board in a non-voting observer capacity, but only for as long as (i) Mr. Lichtenstein remains a member of the Board, (ii) Steel Partners II continues to own at least 5% of the outstanding Common Stock of the Issuer, and (iii) the Steel Parties do not have more than one affiliate or representative as a director on the Issuer's Board. Each of the Steel Parties agreed not to (a) nominate or cause to be nominated any individual for election to the Board at the Annual Meeting, (b) cast any votes with respect to any directorship of the Issuer at the Annual Meeting for anyone other than those individuals nominated by the Board, or (c) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any securities of the Issuer at the Annual Meeting in opposition to the Board's nominees or in support of any other nominees for director of the Issuer. The Steel Parties further agreed that without the prior approval of the Board, prior to December 31, 2001, they will not form or participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), propose any shareholder resolutions at

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 7 of 15 Pages
---------------------------------              ---------------------------------




any meeting of shareholders or seek to call a special meeting of shareholders or solicit any written consents of shareholders of the Issuer. The Agreement will terminate in the event that Mr. Lichtenstein is not elected a director at the Annual Meeting.

   Item 5(a) is hereby amended and restated to read as follows:

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 12,413,638 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.

                  As of the close of business on March 16, 2001,  Steel Partners
II beneficially owned 1,298,950 Shares of Common Stock, constituting approximately 10.5% of the Shares outstanding. Mr. Lichtenstein beneficially owned 1,298,950 Shares, representing approximately 10.5% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,298,950 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  Currently, Mr. Henderson does not beneficially own any Shares of Common Stock.

   Item 5(c) is amended to add the following:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock during the past 60 days.

   Item 7 is hereby amended to add the following exhibits:

                  5. Agreement by and among United Industrial Corporation, Steel Partners II, L.P., Warren G. Lichtenstein and James R. Henderson, dated as of March 7, 2001.

                  6.       Joint Filing  Agreement  by and among Steel  Partners
                           II,  L.P.,   Warren  G.  Lichtenstein  and  James  R.
                           Henderson, dated March 7, 2001.

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 8 of 15 Pages
---------------------------------              ---------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 16, 2001                   STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             ------------------------------
                                             Warren G. Lichtenstein,
                                             Chief Executive Officer

                                        /s/ Warren G. Lichtenstein
                                        ------------------------------------
                                        WARREN G. LICHTENSTEIN

                                        /s/ James R. Henderson
                                        ------------------------------------
                                        JAMES R. HENDERSON

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 9 of 15 Pages
---------------------------------              ---------------------------------


                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days


   Shares of
    Common                            Price Per                 Date of
Stock Purchased                         Share                   Purchase
---------------                         -----                   --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

     17,600                           $13.50920                 3/12/01
      4,700                           $13.47000                 3/13/01
      5,000                           $13.30000                 3/14/01
      3,400                           $13.53000                 3/15/01
     10,000                           $13.30000                 3/16/01



                               WARREN LICHTENSTEIN
                               -------------------

                                      None


                                 JAMES HENDERSON
                                 ---------------

                                      None

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 10 of 15 Pages
---------------------------------              ---------------------------------



                                  Exhibit Index


Exhibit                                                                 Page
1.       Joint Filing Agreement (previously
         filed).

2.       Joint Filing Agreement between Steel
         Partners II, L.P., Warren G.
         Lichtenstein and James R. Henderson,
         dated March 9, 2000 (previously
         filed).

3.       Director Nomination Letter from Steel
         Partners II, L.P. to United Industrial
         Corporation, dated March 9, 2000
         (previously filed).

4.       Agreement by and among United
         Industrial Corporation, Steel Partners
         II, L.P., Warren G. Lichtenstein and
         James R. Henderson, dated March 29,
         2000 (previously filed).

5.       Agreement by and among United                               11 to 14
         Industrial Corporation, Steel Partners
         II, L.P., Warren G. Lichtenstein and
         James R. Henderson dated as of March
         7, 2001.

6.       Joint Filing Agreement by and among                            15
         Steel Partners II, L.P., Warren G.
         Lichtenstein and James R. Henderson,
         dated March 7, 2000.

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 11 of 15 Pages
---------------------------------              ---------------------------------



                                    AGREEMENT

         AGREEMENT (this "Agreement"), dated as of March 7, 2001, by and among United Industrial Corporation, a Delaware corporation (the "Company"), Steel Partners II, L.P., a Delaware limited partnership (together with its affiliates, "Steel"), Warren G. Lichtenstein ("Lichtenstein") and James R. Henderson ("Henderson", and together with Steel and Lichtenstein, the "Steel Parties").

                              W I T N E S S E T H:

1. The Company agrees to nominate Lichtenstein for election as a director of the Company for a term of three years at the annual meeting of shareholders of the Company scheduled to be held on May 8, 2001 (the "2001 Annual Meeting"). The Company shall include Lichtenstein in its proxy statement as one of the Company's six nominees and shall solicit proxies for the election of Lichtenstein. Lichtenstein shall be permitted to attend in a non-voting observer capacity (in such capacity, an "Observer") any meetings of the Board that may be held prior to the 2001 Annual Meeting. Lichtenstein shall provide the Company biographical information for inclusion in the Company's proxy statement for the 2001 Annual Meeting.

2. If Lichtenstein is elected to the Board at the 2001 Annual Meeting, for a period not to exceed three years thereafter Henderson shall be permitted to attend all meetings of the Board in a non-voting observer capacity (in such capacity, an "Observer"), but only for so long as (i) Lichtenstein remains a member of the Board, (ii) Steel continues to own at least 5% of the outstanding common stock of the Company, and (iii) the Steel Parties do not have more than one affiliate or representative as a director on the Company's Board.

3. Each of Lichtenstein and Henderson hereby agrees that he will keep confidential in the same manner as any other director of the Company any and all discussions concerning the Company and its subsidiaries that he participates in or is privy to, and any and all other information concerning the Company and its subsidiaries that he obtains, in his capacity as a director or an Observer (herein collectively referred to as the "Confidential Information"). In the event that Lichtenstein or Henderson is required by law or legal process to disclose all or any part of the Confidential Information, he agrees to immediately notify the Company of the existence, terms and circumstances surrounding such a request so that the Company may seek an

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 12 of 15 Pages
---------------------------------              ---------------------------------



         appropriate protective order at its sole cost and expense prior to such disclosure of such information.

4. Each of Lichtenstein, whether in his capacity as a director or an Observer, and Henderson, in his capacity as an Observer, shall (i) recuse himself from any meeting of the Board in which he believes he may have a conflict of interest and (ii) at the request of the Board, recuse himself from any meeting of the Board in which the Board believes he may have an actual conflict of interest. The Board may withhold any Confidential Information from them as to matters where either of them may have a conflict of interest.

5. Each of Lichtenstein and Henderson shall inform the Company in writing, promptly upon the occurrence thereof, of (i) any and all directorships of any publicly traded companies that he may be elected or appointed to on or after the date hereof and (ii) any and all existing or future acquisitions by him or Steel on or after the date hereof of any interest in any competitor of the Company (including its subsidiaries), as an employee, director, investor, consultant or otherwise, other than ownership of up to 5% of a publicly traded company. Simultaneously with the execution and delivery hereof (i) the Company shall inform Lichtenstein and Henderson in writing of the names of any such competitors, which list may be updated from time to time, and (ii) Lichtenstein and Henderson shall inform the Company in writing of any such existing directorships or interests based upon such list.

6. Each Steel Party agrees not to nominate or cause to be nominated any individual for election to the Board at the 2001 Annual Meeting, and agrees not to cast any votes with respect to any directorship of the Company at the 2001 Annual Meeting for anyone other than those individuals nominated by the Board, and agrees not to make or participate, whether directly of indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any securities of the Company at the 2001 Annual Meeting in opposition to the Board's nominees or in support of any other nominees for director of the Company.

7. The Steel Parties further agree that without the prior approval of the Board, during the period commencing on the date hereof and ending on December 31, 2001, they will not directly or indirectly (i) form or participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), (ii) propose any shareholder resolutions at any meeting of shareholders, nor

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 13 of 15 Pages
---------------------------------              ---------------------------------



         (iii) seek to call a special meeting of shareholders or solicit any written consents of shareholders of the Company.

8. This Agreement may be modified or waived only by a separate writing by each of the parties hereto expressly so modifying or waiving this Agreement.

9. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflict of laws principles thereof.

10. Each of the parties hereto acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they may be entitled at law or equity.

11. This Agreement shall terminate in the event that Lichtenstein shall not be elected a director at the 2001 Annual Meeting.

                                      * * *

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 14 of 15 Pages
---------------------------------              ---------------------------------


         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                   UNITED INDUSTRIAL CORPORATION


                                   By: /s/ Harold S. Gelb
                                       --------------------------------------
                                       Name: Harold S. Gelb
                                       Title: Chairman

                                   STEEL PARTNERS II, L.P.


                                   By: /s/ Warren G. Lichtenstein
                                       --------------------------------------
                                   Name: Warren G. Lichtenstein
                                   Title: Managing Member


                                   /s/ Warren G. Lichtenstein
                                   ------------------------------------------
                                   Warren G. Lichtenstein


                                   /s/ James R. Henderson
                                   ------------------------------------------
                                   James R. Henderson

---------------------------------              ---------------------------------
CUSIP No. 910671106                   13D          Page 15 of 15 Pages
---------------------------------              ---------------------------------

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 7, 2001 (including amendments thereto) with respect to the Common Stock of United Industrial Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Dated:  March 7, 2001                    STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             ------------------------------
                                             Warren G. Lichtenstein,
                                             Chief Executive Officer

                                        /s/ Warren G. Lichtenstein
                                        ------------------------------------
                                        WARREN G. LICHTENSTEIN

                                        /s/ James R. Henderson
                                        ------------------------------------
                                        JAMES R. HENDERSON